CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$3,718,000	$265.09

Pricing supplement no. 984 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 172-A-II dated December 1, 2010	Registration Statement No. 333-155535 Dated December 1, 2010 Rule 424(b)(2)

Structured Investments	$3,718,000 Return Notes Linked to the JPMorgan Commodity Investable Global Asset Rotator 9 Conditional Long-Short Index due December 6, 2012

General

  The notes are designed for investors who seek unleveraged exposure to the JPMorgan Commodity Investable Global Asset Rotator 9 Conditional Long-Short Index as described below. Investors should be willing to forgo interest payments and, if the Ending Underlying Value is less than the Strike Value, be willing to lose some or all of their principal. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  The “Additional Amount” referred to in the accompanying product supplement no. 172-A-II is deemed to be $0 and, therefore, the notes will not pay any Additional Amount at maturity.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing December 6, 2012†
  Minimum denominations of $1,000 and integral multiples thereof
  The notes priced on December 1, 2010 and are expected to settle on or about December 6, 2010.

Key Terms

Underlying:	JPMorgan Commodity Investable Global Asset Rotator 9 Conditional Long-Short Index (the “Commodity-IGAR 9 Conditional Long-Short” or the “Underlying”)
Payment at Maturity:	Payment at maturity will reflect the performance of the Underlying. Your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 × (1 + Underlying Return) In no event, however, will the payment at maturity be less than $0.
You will lose some or all of your investment at maturity if the Ending Underlying Value is less than the Strike Value.
Underlying Return:	Ending Underlying Value – Strike Value Strike Value
Strike Value:

The Strike Value will be equal to the Underlying closing value for the pricing date. Under the rules governing the Underlying, December 1, 2010 (the pricing date) was a “limit day” due to movements in the price for cotton futures contracts that exceeded the levels permitted by the exchange on which the futures contracts trade. As a result, no Underlying closing value has been published with respect to December 1, 2010 as of the date of this pricing supplement. We will provide the Underlying closing value for the pricing date (the Strike Value) in an amendment to the pricing supplement once it is available.

Ending Underlying Value:	The Underlying closing value on the Observation Date
Observation Date:	December 3, 2012†
Maturity Date:	December 6, 2012†
CUSIP:	48124A4M6
†

Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of a Determination Date” in the accompanying product supplement no. 172-A-II or early acceleration in the event of a hedging disruption event as described under “Supplemental Terms of the Notes” and in “Selected Risk Considerations — Commodity Futures Contracts Are Subject to Uncertain Legal and Regulatory Regimes” in this pricing supplement.

Investing in the Return Notes involves a number of risks. See “Risk Factors” beginning on page PS-5 of the accompanying product supplement no. 172-A-II and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$1,000	$20	$980

Total	$3,718,000	$74,360	$3,643,640

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)

J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $20.00 per $1,000 principal amount note and will use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of $1.00 per $1,000 principal amount note. The concessions of approximately $1.00 per $1,000 principal amount note include concessions to be allowed to selling dealers and concessions to be allowed to any arranging dealer. This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. See “Plan of Distribution” beginning on page PS-44 of the accompanying product supplement no. 172-A-II.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

December 1, 2010

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 172-A-II dated December 1, 2010. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated December 1, 2010 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 172-A-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  JPMorgan Commodity Investable Global Asset Rotator 9 Synthetic Strategy Rules dated July 31, 2009 (Current Rules effective as of August 24, 2009):
  http://www.sec.gov/Archives/edgar/data/19617/000089109209003077/e36117fwp.pdf

  Product supplement no. 172-A-II dated December 1, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210005470/e41097_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

JPMorgan Commodity Investable Global Asset Rotator 9 Conditional Long-Short Index

The Commodity-IGAR 9 Conditional Long-Short was developed and is maintained by J.P. Morgan Securities Ltd. to implement a momentum-based algorithmic strategy for commodity allocations. The Commodity-IGAR 9 Conditional Long-Short references the value of a synthetic portfolio selected from a limited universe of commodity sub-indices, each of which is a component of the S&P GSCITM Index (“S&P GSCITM“) and is intended to serve as a benchmark value for a particular commodity. The Commodity-IGAR 9 Conditional Long-Short is an excess return index intended to track the performance of a synthetic portfolio of commodity excess return sub-indices. An excess return index reflects the returns that are potentially available through an uncollateralized investment in the contracts underlying such index, including any profit or loss realized when rolling such contracts.

Historical performance data for each sub-index is run through the Commodity-IGAR 9 Conditional Long-Short algorithms on a monthly basis. The algorithms test each sub-index’s performance and consistency. The performance algorithm tests the year-over-year performance for each sub-index, and the consistency tests filter out sub-indices that have not demonstrated consistent positive monthly performance over a one-year period, attributing greater weight to more recent monthly periods.

If on any monthly rebalancing date, the year-over-year performance of an equally weighted basket of the referenced universe of GSCI sub-indices is (a) positive and (b) consistently positive, the short leg of the Commodity-IGAR 9 Conditional Long-Short will be de-activated.

Up to twelve sub-indices that are ranked with the strongest positive performance and successfully pass the consistency test are assigned a conditional long-short target weight of one-twelfth (1/12) in the synthetic portfolio until the next monthly rebalancing. The weighting of one-twelfth will apply to each of the strongest sub-indices even if their number is less than twelve. If the short leg of the Commodity-IGAR 9 Conditional Long-Short is not de-activated, up to twelve sub-indices that are ranked with the weakest negative performance and successfully pass the conditional short consistency test are assigned a conditional long-short target weight of minus one-twelfth (“-1/12) in the synthetic portfolio until the next monthly rebalancing. The remaining constituents are assigned a weight of zero percent (0%).

The value of the Commodity-IGAR 9 Conditional Long-Short is the value of the synthetic portfolio, minus an adjustment factor deducted daily at an annual rate of 0.96%.

As of December 1, 2010, the Commodity-IGAR 9 Conditional Long-Short synthetic portfolio contains twelve long positions in the S&P GSCI sub-indices referencing the following commodities: Coffee, Copper, Cotton, Corn, Feeder Cattle, Gold, Live Cattle, Red Wheat, Silver, Soybean, Sugar and Wheat. As of November 30, 2010, the synthetic portfolio contains no short positions.

The value of the Commodity-IGAR 9 Conditional Long-Short is published each trading day under the Bloomberg ticker symbol “CMDT9CER”.

Selected Purchase Considerations

  INVESTMENT EXPOSURE TO THE COMMODITY-IGAR 9 CONDITIONAL LONG-SHORT — The notes provide unleveraged exposure to the Commodity-IGAR 9 Conditional Long-Short. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  RETURN LINKED TO DYNAMIC BASKET OF SUB-INDICES REPRESENTING SUB-ASSET CLASSES OF THE GLOBAL COMMODITY MARKET — The return on the notes is linked to the performance of the JPMorgan Commodity Investable Global Asset Rotator 9 Conditional Long-Short Index. The Commodity-IGAR 9 Conditional Long-Short references the value of a synthetic portfolio drawn from the constituent sub-indices of the S&P GSCITM using an investment strategy that is generally known as momentum investing. The rebalancing method therefore seeks to capitalize on positive or negative trends in the U.S. dollar level of the constituents on the assumption that if certain constituents performed well in the past, they will continue to perform well in the future. See “The JPMorgan Commodity Investable Global Asset Rotator 9 Conditional Long-Short Index” in the accompanying product supplement no. 172-A-II.

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan Commodity Investable Global Asset Rotator 9 Conditional Long-Short Index	PS-1

  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 172-A-II. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

  The discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the S&P GSCITM constituent sub-indices, in any of the commodities whose futures contracts determine the levels of the S&P GSCITM constituent sub-indices or the constituent sub-indices of the Commodity-IGAR 9 Conditional Long-Short or in any futures contracts relating to such commodities for which there is an active secondary market. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 172-A-II dated December 1, 2010.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal at maturity. The return on the notes is linked to the performance of the Underlying, and will depend on whether, and the extent to which, the Underlying Return is positive or negative. Your investment will be fully exposed to any decline in the Ending Underlying Value, as compared to the Strike Value, provided that the payment at maturity will not be less than $0.
  NO PROTECTION AGAINST LOSS — If the Underlying Return is negative, at maturity, you will lose some or all of your investment. For each 1% that the Ending Underlying Value is less than the Strike Value, you will lose 1% of your investment in the notes, provided that the payment at maturity will not be less than $0. The “Additional Amount” referred to in the accompanying product supplement no. 172-A-II is deemed to be $0 and, therefore, the notes will not pay any Additional Amount at maturity.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as COMIGAR Calculation Agent – the entity that calculates the Commodity-IGAR 9 Conditional Long-Short values, and acting as Note Calculation Agent and hedging our obligations under the notes. In performing these duties, the economic interests of the COMIGAR Calculation Agent, the Note Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. Although the Note Calculation Agent will make all determinations and will take all actions in relation to the establishment of the Strike Value in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes.  The Note Calculation Agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Value, that might affect the value of your notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Affect the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan Commodity Investable Global Asset Rotator 9 Conditional Long-Short Index	PS-2

  INVESTMENTS RELATED TO THE VALUES OF COMMODITIES TEND TO BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS — Market prices of the commodity futures contracts included in the constituent sub-indices of the Commodity-IGAR 9 Conditional Long-Short tend to be highly volatile and may fluctuate rapidly based on numerous factors. Commodity market values are not related to the value of a future income or earnings stream, as tends to be the case with fixed-income and equity investments, but are subject to variables of specific application to commodities markets. These variables include changes in supply and demand relationships, governmental programs and policies, national and international monetary, trade, political and economic events, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, weather, and agricultural, trade, fiscal and exchange control policies. Many commodities are also highly cyclical. These factors may have a larger impact on commodity prices and commodity-linked instruments than on traditional fixed-income and equity securities. These variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities. These and other factors may affect the levels of the sub-indices included from time to time in the Commodity-IGAR 9 Conditional Long-Short, and thus the value of your notes, in unpredictable or unanticipated ways. The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.
  THE NOTES DO NOT OFFER DIRECT EXPOSURE TO COMMODITY SPOT PRICES — The constituent sub-indices of the Commodity-IGAR 9 Conditional Long-Short include commodity futures contracts, not physical commodities (or their spot prices). The price of a futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movements of a futures contract are typically correlated with the movements of the spot price of the referenced commodity, but the correlation is generally imperfect and price moves in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the notes may underperform a similar investment that is linked to commodity spot prices.
  COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES — The commodity futures contracts that underlie the constituents of the Commodity-IGAR are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the value of the Commodity-IGAR 9 Conditional Long-Short. Any future regulatory changes, including but not limited to changes resulting from the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which was enacted on July 21, 2010, may have a substantial adverse effect on the value of your notes. Additionally, in accordance with the Dodd-Frank Act, the U.S. Commodity Futures Trading Commission is drafting regulations that will affect market participants’ position limits in certain commodity-based futures contracts, such as futures contracts on certain energy and agricultural based commodities. These proposed regulations, when final and implemented, may reduce liquidity in the exchange-traded market for such commodity-based futures contracts. Such restrictions may result in the COMIGAR Calculation Agent exercising its discretionary right under the rules governing the Commodity-IGAR 9 Conditional Long-Short to exclude or substitute constituents of the Commodity-IGAR 9 Conditional Long-Short or modify the rules governing the Commodity-IGAR 9 Conditional Long-Short, which may, in turn, have a negative effect on the level of the Commodity-IGAR 9 Conditional Long-Short and your payment at maturity. Please see “The JPMorgan Core Commodity Investable Global Asset Rotator Excess Return — Extraordinary Events Affecting Commodity-IGAR 9 Conditional Long-Short and Constituent Sub-Indices” in the accompanying product supplement no. 172-A-I for more information. In addition, we or our affiliates may be unable as a result of such restrictions to effect transactions necessary to hedge our obligations under the notes, in which case we may, in our sole and absolute discretion, accelerate the payment on your notes early and pay you an amount determined in good faith and in a commercially reasonable manner by the Note Calculation Agent. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment. Please see “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event” in the accompanying product supplement no. 172-A-II for more information.
  OWNING THE NOTES INVOLVES THE RISKS ASSOCIATED WITH COMMODITY-IGAR 9 CONDITIONAL LONG-SHORT’S MOMENTUM INVESTMENT STRATEGY — The Commodity-IGAR 9 Conditional Long-Short employs a mathematical model intended to implement what is generally known as a momentum investment strategy, which seeks to capitalize on consistent positive and negative market price trends based on the supposition that consistent positive and negative market price trends may continue. This strategy is different from a strategy that seeks long-term exposure to a portfolio consisting of constant components. The Commodity-IGAR 9 Conditional Long-Short strategy may fail to realize gains that could occur as a result of holding a commodity that has experienced price declines, but after which experiences a sudden price spike, or has experienced price increases, but after which experiences a sudden price decline. Further, the rules of the Commodity-IGAR 9 Conditional Long-Short limit exposure to rapidly appreciating or depreciating sub-indices. This is because the Commodity-IGAR 9 Conditional Long-Short rebalances its exposure to sub-indices each month so that the exposure to any one sub-index does not exceed one-twelfth of the total long or short synthetic portfolio as of the time of a monthly rebalancing. By contrast, a synthetic portfolio that does not rebalance monthly in this manner could see greater compounded gains over time through exposure to a consistently and rapidly appreciating or depreciating sub-index.
  THE COMMODITY-IGAR 9 CONDITIONAL LONG-SHORT SYNTHETIC PORTFOLIO MAY HOLD FEW OR NO SUB-INDICES AND WILL NOT REPLICATE THE COMPONENTS OR WEIGHTINGS OF THE S&P GSCITM COMMODITY INDEX — Because the rules of the Commodity-IGAR 9 Conditional Long-Short limit the synthetic portfolio to holding only constituent sub-indices that have shown consistent positive or negative price appreciation, the synthetic portfolio may experience periods where it holds few or no constituent sub-indices, and therefore is unlikely during such periods to achieve returns that exceed the returns realized by other investment strategies, or be able to capture gains from other appreciating or depreciating assets in the market that are not included in the universe of constituent sub-indices. By contrast, the S&P GSCITM seeks to allocate weights based on the relative importance of component commodities within the overall economy. As a result, the Commodity-IGAR 9 Conditional Long-Short will not track an econometric-weighted commodity portfolio or assume constant exposure to commodity positions.

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan Commodity Investable Global Asset Rotator 9 Conditional Long-Short Index	PS-3

  OWNING THE NOTES IS NOT THE SAME AS OWNING THE CONSTITUENT SUB-INDICES OR COMMODITIES FUTURES CONTRACTS — The return on your notes will not reflect the return you would realize if you actually held or sold short the commodity futures contracts composing the constituent sub-indices of the Commodity-IGAR 9 Conditional Long-Short. The Commodity-IGAR 9 Conditional Long-Short synthetic portfolio is a hypothetical construct that does not hold any underlying assets of any kind. As a result, a holder of the notes will not have any direct or indirect rights to any commodity futures contracts or interests in the constituent sub-indices. Furthermore, the Commodity-IGAR 9 Conditional Long-Short synthetic portfolio is subject to monthly rebalancing and the assessment of a monthly index calculation fee that will reduce its value relative to the value of the constituent sub-indices.
  THE NOTES MAY BE SUBJECT TO INCREASED VOLATILITY DUE TO THE USE OF LEVERAGE — The Commodity-IGAR 9 Conditional Long-Short employs a technique generally known as “long-short” strategy. As part of this strategy, if the short leg of the Commodity-IGAR 9 Conditional Long-Short is not de-activated, the sum of the absolute values of the conditional long-short target weights may be greater than 1 and, consequently, the Commodity-IGAR 9 Conditional Long-Short may include leverage. Where the synthetic portfolio is leveraged, any price movements in the commodityfutures contracts replicating the constituent sub-indices may result in greater changes in the value of the Commodity-IGAR 9 Conditional Long-Short than if leverage was not used, which in turn could cause you to receive a lower payment at maturity than you would otherwise receive.
  SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE COMMODITY AND RELATED OPTIONS FUTURES MARKETS MAY AFFECT ADVERSELY THE LEVEL OF THE COMMODITY-IGAR 9 CONDITIONAL LONG-SHORT, AND THEREFORE THE VALUE OF THE NOTES — The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during any day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the Commodity-IGAR 9 Conditional Long-Short and, therefore, the value of your notes.
  BECAUSE THE COMMODITY-IGAR 9 CONDITIONAL LONG-SHORT INDEX MAY INCLUDE NOTIONAL SHORT POSITIONS, THE COMMODITY-IGAR 9 CONDITIONAL LONG-SHORT INDEX MAY BE SUBJECT TO ADDITIONAL RISKS — The Commodity-IGAR 9 Conditional Long-Short Index employs a technique generally known as “long-short” strategy. This means the Commodity-IGAR 9 Conditional Long-Short Index could include a number of notional long positions and a number of notional short positions. Unlike long positions, short positions are subject to unlimited risk of loss because there is no limit on the amount by which the price that the relevant asset may appreciate before the short position is closed. Although the minimum payment at maturity is $0, it is possible that any notional short position included in the Commodity-IGAR 9 Conditional Long-Short may appreciate substantially with an adverse impact on the Commodity-IGAR 9 Conditional Long-Short value and your notes.
  HIGHER FUTURES PRICES OF THE COMMODITY FUTURES CONTRACTS UNDERLYING THE CONSTITUENT SUB-INDICES OF THE COMMODITY-IGAR 9 CONDITIONAL LONG-SHORT RELATIVE TO THE CURRENT PRICES OF SUCH CONTRACTS MAY AFFECT THE VALUE OF THE COMMODITY-IGAR 9 CONDITIONAL LONG-SHORT AND THE VALUE OF THE NOTES — The constituent sub-indices of the Commodity-IGAR 9 Conditional Long-Short are composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that compose the constituent sub-indices of the Commodity-IGAR 9 Conditional Long-Short approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced with a contract for delivery in November. This process is referred to as “rolling.” If the market for these contracts is (putting aside other considerations) in “contango,” where the prices are higher in the distant delivery months than in the nearer delivery months, the purchase of the November contract would take place at a price that is higher than the price of the October contract, thereby creating a negative “roll yield.” Contango could adversely affect the value of the Commodity-IGAR 9 Conditional Long-Short and thus the value of notes linked to the Commodity-IGAR 9 Conditional Long-Short. The future contracts underlying the sub-indices of the Commodity-IGAR 9 Conditional Long-Short have historically been in contango.
  THE COMMODITY-IGAR 9 CONDITIONAL LONG-SHORT HAS A LIMITED OPERATING HISTORY — The Commodity-IGAR 9 Conditional Long-Short was established on February 13, 2009 (and its governing rules were amended on July 31, 2009 and effective as of August 24, 2009). Therefore, the Strategy has limited historical performance. Back-testing or similar analysis in respect of the Commodity-IGAR 9 Conditional Long-Short must be considered illustrative only and may be based on estimates or assumptions not used by the Note Calculation Agent when determining the Commodity-IGAR 9 Conditional Long-Short values.
  THE NOTES ARE LINKED TO AN EXCESS RETURN INDEX AND NOT A TOTAL RETURN INDEX — The notes are linked to an excess return index and not a total return index. The Underlying is an excess return index intended to track the performance of a synthetic portfolio of commodity excess return sub-indices. An excess return index, such as the Underlying, reflects the returns that are potentially available through an uncollateralized investment in the contracts underlying such index, including any profit or loss realized when rolling such contracts. By contrast, a total return index, in addition to reflecting those returns, also reflects interest that could be earned on funds committed to the trading of the underlying futures contracts. Investing in the notes will therefore not generate the same return as one would obtain from investing directly in the relevant futures contracts or in a total return index related to such future contracts.

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan Commodity Investable Global Asset Rotator 9 Conditional Long-Short Index	PS-4

  NO INTEREST PAYMENTS — As a holder of the notes, you will not receive any interest payments.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS, intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  THE REPORTED LEVEL OF THE COMMODITY-IGAR 9 CONDITIONAL LONG-SHORT WILL INCLUDE THE DEDUCTION OF AN ADJUSTMENT FACTOR — One way in which the Commodity-IGAR 9 Conditional Long-Short differs from a typical index is that its daily reported level includes a deduction from the aggregate values of its constituents of an adjustment factor assessed at an annual rate of 0.96%. This adjustment factor is deducted daily and calculated based on an actual/360 accrual basis. As a result of the deduction of this amount, the value of the Commodity-IGAR 9 Conditional Long-Short will trail the value of a hypothetical identically constituted synthetic portfolio from which no such amount is deducted.
  MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — In addition to the Underlying closing value on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including but not limited to:
    the expected volatility of the Underlying and the constituent sub-indices;
    the time to maturity of the notes;
    the market price of the physical commodities upon which the futures contracts underlying the constituent sub-indices are based;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory, geographical, agricultural, meteorological and judicial events that affect the commodities underlying the constituent sub-indices or markets generally and which may affect the value of the commodity futures contracts, and thus the closing levels of the constituent sub-indices; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan Commodity Investable Global Asset Rotator 9 Conditional Long-Short Index	PS-5

What Is the Payment at Maturity on the Notes, Assuming a Range of Performances for the Commodity Investable Global Asset Rotator 9 Conditional Long-Short?

The following table illustrates the hypothetical payments at maturity for each $1,000 principal amount note. The hypothetical payments at maturity set forth below assume a Strike Value of 125 for each $1,000 principal amount note. The hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Underlying Value	Underlying Return	Payment at Maturity

225.000	80.00%	$1,800.00
212.500	70.00%	$1,700.00
200.000	60.00%	$1,600.00
187.500	50.00%	$1,500.00
175.000	40.00%	$1,400.00
162.500	30.00%	$1,300.00
150.000	20.00%	$1,200.00
137.500	10.00%	$1,100.00
131.250	5.00%	$1,050.00
125.625	0.50%	$1,005.00
125.000	0.00%	$1,000.00
112.500	-10.00%	$900.00
100.000	-20.00%	$800.00
87.500	-30.00%	$700.00
75.000	-40.00%	$600.00
62.500	-50.00%	$500.00
50.000	-60.00%	$400.00
37.500	-70.00%	$300.00
25.000	-80.00%	$200.00
12.500	-90.00%	$100.00
0.000	-100.00%	$0.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The value of the Underlying increases from the Strike Value of 125 to an Ending Underlying Value of 131.25. Because the Ending Underlying Value of 105 is greater than the Strike Value of 100, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$1,000 x (1 + 5%) = $1,050

Example 2: The value of the Underlying decreases from the Strike Value of 125 to an Ending Underlying Value of 100. Because the Ending Underlying Value of 100 is less than the Strike Value of 125, the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$1,000 x (1 + -20%) = $800

Example 3: The value of the Underlying decreases from the Strike Value of 125 to an Ending Underlying Value of 0. Because the Ending Underlying Value of 0 is less than the Strike Value of 125, and because the payment at maturity per $1,000 principal amount note may not be less than $0, the investor receives a payment at maturity of $0 per $1,000 principal amount note.

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan Commodity Investable Global Asset Rotator 9 Conditional Long-Short Index	PS-6

Hypothetical Back-tested Data and Historical Information

The following graph sets forth the hypothetical back-tested performance of the Underlying based on the hypothetical back-tested weekly Underlying closing values from January 7, 2005 through February 6, 2009, and the historical performance of the Underlying based on the weekly Underlying closing values from February 13, 2009 through November 26, 2010. The Underlying was established on February 13, 2009. The Underlying closing value on November 30, 2010 was 125.1785. No Underlying closing value was published on December 1, 2010 because of the occurrence of a “limit day” under the rules governing the Underlying. We obtained the Underlying closing values below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The hypothetical back-tested and historical values of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the Underlying closing value on the Observation Date. We cannot give you assurance that the performance of the Underlying will result in the return of any of your initial investment at maturity. The data for the hypothetical back-tested performance of Commodity-IGAR 9 Conditional Long-Short set forth in the following graph was calculated on materially the same basis on which the performance of Commodity-IGAR 9 Conditional Long-Short is now calculated, but the number of S&P GSCITM sub-indices, and thus the universe of potential constituent sub-indices, has changed over time. For example, in January 1991, there were only 17 S&P GSCITM sub-indices. There are currently 24 sub-indices. Hypothetical daily performance data for Commodity-IGAR 9 Conditional Long-Short is net of an adjustment factor of 0.96% per annum.

The hypothetical historical values above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight.

Alternative modeling techniques or assumptions would produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information set forth above. Hypothetical back-tested results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical historical information that forms part of the information contained in the chart above.

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan Commodity Investable Global Asset Rotator 9 Conditional Long-Short Index	PS-7